EXHIBIT 99.1

Qiao Xing Universal Telephone: Outstanding Performances Proven in 2004 and Continued
Growth Anticipated in 2005

     HUIZHOU, Guangdong, China, Jan. 6 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that it expects the Company to post positive net earnings for 2004. The Company further anticipates that in 2005, sales revenue would increase by 30% when compared with 2004.

     Mr. Wu Rui Lin, Chairman of Qiao Xing Universal Telephone, says, “2004 was a great year for XING. During the year, our subsidiary, CEC Telecom, Ltd. (CECT) emerged as a winner despite keen competition with foreign and domestic mobile phone players. In contrast with some famous domestic mobile phone players that suffered shrinks in terms of market share in 2004, CECT’s market share ranking has advanced more than ten places. There were a good many exciting stories reflecting XING’s success in the mobile phone industry. For instance, in the second half of 2004 XING’s subsidiary, Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), started to produce and sell low-end GSM mobile phones under our own COSUN brand name. In less than 6 months, it has sold nearly 400,000 units.

     “The fiscal year 2004 continued to see significant achievement for XING’s indoor phone sector:

—	XING maintained its industry leader status in China

—	Gross margins doubled with a more high-end product portfolio

—	Export increased by 100%

—	Launched new generation of VoIP phone, fax machine with its own technologies and CDMA payphone

—	Established partnerships or business cooperations with some world famous players such as BellSouth, Wal-Mart, China Mobile and China Unicom

—	Its 5.8G digital cordless telephone reached international advanced level

     “Since 2003, 2004 has been the second year for XING to expand its business at a record high rate and we anticipate that such momentum will continue in 2005. For our mobile phone sector, CECT would continue taking the R&D, cost control and market differentiation as priorities. We are very confident that CECT will rank among the top 5 domestic mobile phone players in sales of mobile phone products in China market in 2005. CECT has been well positioned to participate in the 3G competition with its 3G terminal products. Moreover, I would like to highlight that the sales of HZQXCI’s COSUN brand name mobile phone is anticipated to increase sharply, probably by 100% in volume.

     “As for XING’s indoor phone sector, we anticipate that exports will have a 100% increase and that domestic sales would rise by 30%. In summary, it is our prudent forecast that XING’s total revenue for 2005 would rally by 30% when compared with 2004.”

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com.

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     For more information, please contact:

     Rick Xiao, IR Director,
     Qiao Xing Universal Telephone, Inc.
     Email: rickxiao@qiaoxing.com

SOURCE Qiao Xing Universal Telephone, Inc.